

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Martin A. Mattingly
Chief Executive Officer
Trimeris, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina 27713

> **Re: Trimeris, Inc.**
> **Registration Statement on Form S-4**
> **Amendment no. 3 filed September 28, 2011**
> **Response letter filed October 11, 2011**
> **File No. 333-175512**

Dear Mr. Mattingly:

We have reviewed the response letter dated October 7, 2011 filed October 11, 2011 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. In response to prior comment 1, the revised opinions to be filed as Exhibits 8.1 and 8.2 provide that "the discussion set forth in the Registration Statement under the caption "Material U.S. Federal Income Tax Consequences of the Merger" constitutes, in all material respects, a fair and accurate summary of the material U.S. federal income tax consequences of the Merger." This statement does not comply with prior comment 1. Please expand the opinions to be filed as Exhibits 8.1 and 8.2 to describe the tax consequences of the merger being treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Alternatively, please revise Exhibits 8.1 and 8.2 to state that the discussion in the tax consequences section of the prospectus is counsels' opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Don Abbott, Review Accountant, at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Carl R. Sanchez, Esquire